SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Galileo Corporation

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    363544107

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Andlinger Capital XIII LLC
                                105 Harbor Drive
                               Stamford, CT 06902
                          Attention: Stephen A. Magida
                                 (203) 348-6690

                                 with a copy to:
                                Paul Gluck, Esq.
                             Dechert Price & Rhoads
                    30 Rockefeller Plaza, New York, NY 10012
                                 (212) 698-3533

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 22, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------- ------------------------------------------------------------------------
  1
        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Andlinger Capital XIII LLC
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  ___
                                                            (b)   X
-------
------- ------------------------------------------------------------------------
  3
        SEC USE ONLY
------- ------------------------------------------------------------------------
-------
  4
        SOURCE OF FUNDS*

        00
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  5
        CHECK BOX IF DICLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(E)                                    ___
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OR ORGANIZATION

        Connecticut
------- ------------------------------------------------------------------------
                          -------- ---------------------------------------------
                             7
    Number of Shares               SOLE VOTING POWER
      Beneficially
                                   0
                          -------- ---------------------------------------------
                          -------- ---------------------------------------------
        owned by             8
 each reporting person             SHARED VOTING POWER

                                   4,000,000
                          -------- ---------------------------------------------
                          -------- ---------------------------------------------
          with               9
                                   SOLE DISPOSITIVE POWER

                                   0
                          -------- ---------------------------------------------
                          -------- ---------------------------------------------
                            10
                                   SHARED DISPOSITIVE POWER

                                   4,000,000
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           11
                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON

                          4,000,000
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           12
                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES*                    ___
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           13
                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          33.1%
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           14
                          TYPE OF REPORTING PERSON

                          00
------------------------- ------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------- ------------------------------------------------------------------------
  1
        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Gerhard R. Andlinger
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   ___
                                                                (b)    X
-------
------- ------------------------------------------------------------------------
  3
        SEC USE ONLY
------- ------------------------------------------------------------------------
-------
  4
        SOURCE OF FUNDS*

        PF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  5
        CHECK BOX IF DICLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(E)                                       ___
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  6
        CITIZENSHIP OR PLACE OR ORGANIZATION

        United States
------- ------------------------------------------------------------------------
                          --------- --------------------------------------------
                             7
    Number of Shares                SOLE VOTING POWER
      Beneficially
                                    0
                          --------- --------------------------------------------
                          --------- --------------------------------------------
        owned by             8
 each reporting person              SHARED VOTING POWER

                                    4,000,000
                          --------- --------------------------------------------
                          --------- --------------------------------------------
          with               9
                                    SOLE DISPOSITIVE POWER

                                    0
                          --------- --------------------------------------------
                          --------- --------------------------------------------
                             10
                                    SHARED DISPOSITIVE POWER

                                    4,000,000
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           11
                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON

                          4,000,000
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           12
                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES*                      ___
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           13
                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          33.1%
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           14
                          TYPE OF REPORTING PERSON

                          IN
------------------------- ------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------- ------------------------------------------------------------------------
  1
        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Stephen A. Magida
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   ___
                                                             (b)    X
-------
------- ------------------------------------------------------------------------
  3
        SEC USE ONLY
------- ------------------------------------------------------------------------
-------
  4
        SOURCE OF FUNDS*

        00
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  5
        CHECK BOX IF DICLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(E)                                         ____
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  6
        CITIZENSHIP OR PLACE OR ORGANIZATION

        United States
------- ------------------------------------------------------------------------
                          -------- ---------------------------------------------
                             7
    Number of Shares               SOLE VOTING POWER
      Beneficially
                                   11,000
                          -------- ---------------------------------------------
                          -------- ---------------------------------------------
        owned by             8
 each reporting person             SHARED VOTING POWER

                                   4,000,000
                          -------- ---------------------------------------------
                          -------- ---------------------------------------------
          with               9
                                   SOLE DISPOSITIVE POWER

                                   11,000
                          -------- ---------------------------------------------
                          -------- ---------------------------------------------
                            10
                                   SHARED DISPOSITIVE POWER

                                   4,000,000
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           11
                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON

                          4,011,000
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           12
                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES*                    ___
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           13
                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          33.2%
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           14
                          TYPE OF REPORTING PERSON

                          IN
------------------------- ------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------- ------------------------------------------------------------------------
  1
        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Charles E. Ball
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   ___
                                                              (b)    X
-------
------- ------------------------------------------------------------------------
  3
        SEC USE ONLY
------- ------------------------------------------------------------------------
-------
  4
        SOURCE OF FUNDS*

        00
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  5
        CHECK BOX IF DICLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(E)                                    ___
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  6
        CITIZENSHIP OR PLACE OR ORGANIZATION

        United States
------- ------------------------------------------------------------------------
                          -------- ---------------------------------------------

    Number of Shares         7     SOLE VOTING POWER
      Beneficially
                                   0
                          -------- ---------------------------------------------
                          -------- ---------------------------------------------
        owned by             8
 each reporting person             SHARED VOTING POWER

                                   See Item 5.
                          -------- ---------------------------------------------
                          -------- ---------------------------------------------
          with               9
                                   SOLE DISPOSITIVE POWER

                                   0
                          -------- ---------------------------------------------
                          -------- ---------------------------------------------
                            10
                                   SHARED DISPOSITIVE POWER

                                   See Item 5.
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           11
                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON

                          See Item 5
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           12
                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES*                    ___
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           13
                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          See Item 5
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           14
                          TYPE OF REPORTING PERSON

                          IN
------------------------- ------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------- ------------------------------------------------------------------------
  1
        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John P. Kehoe
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    ___
                                                               (b)     X
-------
------- ------------------------------------------------------------------------
  3
        SEC USE ONLY
------- ------------------------------------------------------------------------
-------
  4
        SOURCE OF FUNDS*

        00
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  5
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(E)                                    ___
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  6
        CITIZENSHIP OR PLACE OR ORGANIZATION

        United States
------- ------------------------------------------------------------------------
                          -------- ---------------------------------------------

    Number of Shares         7     SOLE VOTING POWER
      Beneficially
                                   0
                          -------- ---------------------------------------------
                          -------- ---------------------------------------------
        owned by             8
 each reporting person             SHARED VOTING POWER

                                   See Item 5.
                          -------- ---------------------------------------------
                          -------- ---------------------------------------------
          with               9
                                   SOLE DISPOSITIVE POWER


                                   0
                          -------- ---------------------------------------------
                          -------- ---------------------------------------------
                            10
                                   SHARED DISPOSITIVE POWER

                                   See Item 5.
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           11
                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON

                          See Item 5.
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           12
                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES*                    ___
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           13
                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          See Item 5
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
           14
                          TYPE OF REPORTING PERSON

                          IN
------------------------- ------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

                  This statement on Schedule 13D ("Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Galileo Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Galileo Park, P.O. Box 550, Sturbridge, Massachusetts 01566.

Item 2.           Identity and Background.

                  (a) This Schedule 13D is filed by (1) Andlinger Capital XIII LLC, a limited liability company organized under the laws of the State of Connecticut ("Andlinger Capital") (2) Gerhard R. Andlinger, (3) Stephen A. Magida, (4) Charles E. Ball and (5) John P. Kehoe (collectively, the "Reporting Persons").

                  (b) The address of the principal office of Andlinger Capital and of Mr. Magida is 105 Harbor Drive, Stamford, CT 06902. Mr. Andlinger's and Mr. Ball's principal business address is c/o Andlinger & Company, Inc., 4445 North A1A, Suite #235, Vero Beach, Florida 32963. Mr. Kehoe's principal business address is 766 Madison Avenue, New York, New York 10021.

                  (c) Mr. Andlinger is a private investor and a member and a controlling person of Andlinger Capital and a principal, sole stockholder and a controlling person of Andlinger & Company, Inc., a Delaware corporation ("ACO"). Mr. Magida is an attorney and principal and secretary of ACO and the manager of Andlinger Capital. Mr. Ball is a principal of ACO, a member of Andlinger
Capital, and an employee of one or more affiliates of ACO. ACO is in the business of identifying and assisting in the implementation of potential acquisitions, investments and other transactions on behalf of its principals. Andlinger Capital has been organized by the individual Reporting Persons with the business purpose of investing in the Issuer. ACO's principal address is 303 South Broadway, Suite 229, Tarrytown, New York 10159. Mr. Kehoe is a private investor and corporate development consultant, and Of Counsel to Kehoe, White, Van Negris & Company, an investor relations consulting firm.

                  (d)-(e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                   (f) Mr. Andlinger, Mr. Magida, Mr. Ball, and Mr. Kehoe are citizens of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The Issuer and Andlinger Capital have entered into a Securities Purchase Agreement, dated as of December 22, 1998, (the "Purchase Agreement"), and certain related agreements. The Purchase Agreement, among other things, provides for the purchase by Andlinger Capital, subject to certain conditions, of 2,000,000 shares of Common Stock and warrants to purchase 2,000,000 shares of Common Stock (subject to anti-dilution adjustment) at an exercise price of $1.50 per share, exercisable at any time prior to 7-1/2 years after their date of issuance (the "Warrants"), for the aggregate consideration of $6,000,000 (the "Purchase Price"). A copy of the Purchase Agreement is attached hereto as an exhibit and is incorporated by reference herein. It is anticipated that prior to closing each member of Andlinger Capital will make an initial cash contribution to Andlinger Capital in an amount proportionate to his interest in Andlinger Capital and that the amount and source of such contributions will be, (1) in the case of Mr. Andlinger, $5,550,000 from his personal funds, (2) in the case of Mr. Magida, $75,000 from a loan to be made by Mr. Andlinger from his personal funds prior to the closing under the Purchase Agreement at an interest rate of 10% per annum, (3) in the case of Mr. Kehoe, $75,000 from a loan to be made by Mr. Andlinger from his personal funds prior to the closing under the Purchase Agreement at an interest rate of 10% per annum; and (4) in the case of Mr. Ball, $300,000 from a loan to be made by Mr.
Andlinger from his personal funds prior to the closing under the Purchase Agreement at an interest rate of 10% per annum.

Item 4.           Purpose of Transaction.

                  The Reporting Persons have entered into the Purchase Agreement and certain related agreements and intend to acquire the Common Stock and Warrants for investment purposes. The Purchase Agreement, among other things, provides for the purchase by Andlinger Capital, subject to certain conditions, of 2,000,000 shares of Common Stock and the Warrants at a closing to be held on the first business day following satisfaction of the parties' respective conditions to closing specified in the Purchase Agreement. Such conditions include, among other things, receipt of a waiver from The Nasdaq Stock Market, Inc. as to any requirement for a vote of the stockholders of the Issuer under Nasdaq Rule 4310(c)(25), an increase in the size of the Issuer's Board of Directors from five to seven members, the election of three designees of Andlinger Capital to the Board of Directors of the Issuer, the amendment of the Issuer's Bylaws to accomplish the increased size of the Board of Directors and to provide for supermajority voting requirements with respect to certain future actions by the Board of Directors, so long as Andlinger Capital and its permitted transferees under the Purchase Agreement beneficially own in the aggregate not less than 98% of their Initial Common Holdings (as defined in the Purchase Agreement), and obtaining certain amendments and waivers under the Issuer's principal credit facilities. There can be no assurance that the conditions to closing specified in the Purchase Agreement will be satisfied. The Purchase Agreement provides that either party may terminate the Agreement and abandon the transaction, in the event, among other things, the closing does not occur by 5:00 p.m. Eastern Time on January 31, 1999, unless the failure to close was the result of the terminating party's failure to fulfill such condition.

                  The Purchase Agreement provides that on or before the Closing Date, the Issuer shall take such action as is necessary to, among other things, increase the size of its Board of Directors from five directors to seven directors and cause three designees of Andlinger Capital to be elected to the newly created vacancies on its Board of Directors. The Purchase Agreement also provides that, subject to certain exceptions, after the Closing Date and for so long as Andlinger Capital and its affiliates continue to own in the aggregate not less than 50% of their Initial Common Holdings, the Issuer and its Board of Directors will support the nomination of and shall take certain actions such that the slate of nominees recommended by the Board of Directors to stockholders for election as directors at each annual meeting of stockholders includes at least the number of designees of Andlinger Capital equal to one less than would constitute a majority of directors following such election, and that Andlinger Capital shall be entitled to have at least one of its designees appointed to each Committee of the Board of Directors. As defined in the Purchase Agreement, "Initial Common Holdings" means the aggregate of the number of shares of Common Stock purchased by Andlinger Capital under the Purchase Agreement and the number of shares of Common Stock issuable under the Warrant (as if issued on the Closing Date). Andlinger Capital presently contemplates that it would propose Mr. Andlinger, Mr. Magida and Mr. Ball as its initial designees to serve on the Board of Directors of Issuer, but reserves the right to modify such designation(s) in its discretion.

                  The Purchase Agreement provides that the Issuer and certain other related persons or representatives may not, subject to certain exceptions, solicit any inquiries or make any proposals that may reasonably be expected to lead to a merger or other business combination involving the Issuer or any of its subsidiaries, or any acquisition of any equity interests in the Issuer, its outstanding voting securities or any of its assets or those of its subsidiaries (as defined in the Purchase Agreement, a "Sale"). The Purchase Agreement provides, however, that as a result of the exercise by the Board of Directors of its fiduciary obligations under applicable law (as determined in good faith by the Board of Directors and based on the advice of outside counsel), the Issuer may upon receipt by the Issuer of an unsolicited offer to effect a Sale that would constitute a Superior Proposal (as defined in the Purchase Agreement), following delivery to Investor of the notice specified in the Purchase Agreement, participate in negotiations regarding such proposed Sale and furnish information with respect to the Company pursuant to a customary confidentiality agreement. As defined in the Purchase Agreement, a "Superior Proposal" means any bona fide proposal for the acquisition, whether by the sale or issuance of securities or pursuant to an agreement of merger or consolidation, of more than 50% of the outstanding voting securities of the Issuer (as determined prior to giving effect to such proposed transaction), or the acquisition of more than 50% of the consolidated assets of the Issuer as measured by book value, in either case on terms which the Board of Directors determines in its good faith reasonable judgment (and based on the written advice of a financial advisor of nationally recognized reputation) to be more favorable to the Issuer's stockholders than the transactions contemplated by the Purchase Agreement.

                  The Purchase Agreement further provides that the Board of Directors of the Issuer may not withdraw or modify or propose to withdraw or modify, in a manner adverse to Andlinger Capital, its approval or authorization of the transactions contemplated under the Purchase Agreement, may not approve or recommend or propose to approve or recommend any Sale or enter into any agreement relating to such Sale, except in certain circumstances relating to the exercise of its fiduciary obligations and only if certain other conditions are met, including the payment to Andlinger Capital of a termination fee in the amount of $600,000 and reimbursement of certain of Andlinger Capital's expenses subject to certain limitations.

                  In addition, the Purchase Agreement provides that the Issuer shall pay Andlinger Capital a termination fee in the amount of $600,000 in the event the Purchase Agreement is terminated under certain other circumstances, including certain circumstances relating to the occurrence of a Superior Proposal.

                  The  Purchase  Agreement  has been filed as an exhibit to this
Schedule 13D and is hereby incorporated by reference. All descriptions of the Purchase Agreement set forth in this Item 4 are qualified in their entirety by reference to the text of the Purchase Agreement which has been filed as an exhibit to this Schedule 13D.

                  The Reporting Persons do not have any plans or proposals, other than those described in this Item 4 and Item 5 of this report on Schedule 13D, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their interests in Andlinger Capital and its investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or dispose of the shares of the Common Stock or the Warrants, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock or the Warrants held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.           Interest in Securities of the Issuer.

                  (a)-(b) Based on information received from the Issuer, there are issued and outstanding 8,071,250 shares of Common Stock. Pursuant to the Purchase Agreement, Andlinger Capital may acquire and would have the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 4,000,000 newly issued shares of Common Stock (of which 2,000,00 are attributable to the Warrants) representing approximately 33.1% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage shares of Common Stock issuable to Andlinger Capital under the Purchase Agreement and shares of Common Stock issuable upon exercise of the Warrants).

                  Mr. Andlinger, as a member and majority holder of the voting units of Andlinger Capital, beneficially owns and has shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, an aggregate of 4,000,000 shares of Common Stock (of which 2,000,000 shares are attributable to the Warrants) representing 33.1% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage shares of Common Stock issuable to Andlinger Capital under the Purchase Agreement and shares of Common Stock issuable upon exercise of the Warrants).

                  Mr. Magida, as manager of Andlinger Capital has shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of an aggregate of 4,000,000 shares of Common Stock (of which 2,000,000 shares are attributable to the Warrants and which, together with the 11,000 shares held by Mr. Magida as trustee of the trust referred to in the immediately following paragraph), represent 33.2% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage shares of Common Stock issuable to Andlinger Capital under the Purchase Agreement and shares of Common Stock issuable upon exercise of the Warrants).

                  Mr. Magida, as trustee under certain trusts for the benefit of members of Mr. Andlinger's family, purchased 11,000 shares of Common Stock of the Issuer on December 28, 1998 at a price of $3.875 per share. Such purchase was effected on the open market and was made out of the funds of each of the respective trusts. Mr. Magida, as trustee of such trusts, has sole power to vote or direct the vote of, and sole power to dispose of or direct the disposition of, such 11,000 shares of Common Stock. Mr. Magida, as trustee of one or more of such trusts, may make additional purchases of Common Stock. Mr. Andlinger, Mr. Ball and Mr. Kehoe and Andlinger Capital each disclaim beneficial ownership of such shares.

                  Mr. Ball by virtue of his relationship with the other Reporting Persons and as a member of Andlinger Capital may be deemed to have shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, an aggregate of 4,000,000 shares of Common Stock (of which 2,000,000 shares are attributable to the Warrants) representing 33.1% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage shares of Common Stock issuable to Andlinger Capital under the Purchase Agreement and shares of Common Stock issuable upon exercise of the Warrants). Mr. Ball disclaims beneficial ownership of such shares.

                  Mr. Kehoe by virtue of his relationship with the other Reporting Persons and as a member of Andlinger Capital may be deemed to have shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, an aggregate of 4,000,000 shares of Common Stock (of which 2,000,000 shares are attributable to the Warrants) representing 33.1% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage shares of Common Stock issuable to Andlinger Capital under the Purchase Agreement and shares of Common Stock issuable upon exercise of the Warrants). Mr. Kehoe disclaims beneficial ownership of such shares.

                  (c) Other than the transactions described in Item 4 and Item 5 of this Schedule 13D, the Reporting Persons have not acquired any shares of Common Stock during the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

                  The responses set forth in Item 4 and 5 of this Schedule 13D are incorporated herein. Andlinger Capital has entered into the Purchase Agreement, a copy of which has been filed as an exhibit to this Schedule 13D and is hereby incorporated by reference. In connection with the Purchase Agreement, the Issuer, Andlinger Capital, John F. Blais, Jr. ("Blais") and W. Kip Speyer ("Speyer") have entered into a Registration Rights Agreement dated as of December 22, 1998 (the "Registration Rights Agreement"). The Registration Rights Agreement provides for the registration with the Securities and Exchange Commission of the shares of Common Stock, and the shares of Common Stock issuable upon the exercise of the Warrants owned by Andlinger Capital, Blais, Speyer and certain stockholders of the Issuer. Furthermore, in connection with the Purchase Agreement, the Issuer, Andlinger Capital, Blais and Speyer have entered into a Stockholders' Agreement dated as of December 22, 1998 (the "Stockholders' Agreement"), a copy of which has been filed as an exhibit to this
Schedule 13D, and is hereby incorporated by reference. Pursuant to the Stockholders' Agreement, Andlinger Capital, Blais and Speyer have agreed, among other things, not to transfer their respective shares of Common Stock, without the prior written consent of the other stockholders party thereto, except (1) pursuant to a bona fide underwritten public offering registered under the Securities Act, (2) pursuant to "piggyback" or "demand" registrations under the Registration Rights Agreement, (3) to certain transferees, (4) with respect to a specified number of shares during each fiscal quarter,(5) pursuant to a tender offer, and (6) pursuant to a transaction duly approved by the stockholders of the Issuer.

                  The Andlinger Capital Operating Agreement, dated as of December 14, 1998, (the "Operating Agreement") provides that the manager of Andlinger Capital shall have complete discretion to exercise any voting rights with respect to any securities of Andlinger Capital and to sell or otherwise dispose of such securities and to exercise any rights with respect to such securities. The Operating Agreement further provides that upon notice to the manager of Andlinger Capital, the members of Andlinger Capital by majority vote (based on the number of voting units) may direct the manager as to the manner in which such securities may be voted upon or disposed of. Accordingly, Mr. Andlinger, so long as he continues to beneficially own a majority of the voting units in Andlinger Capital, has the power to direct the voting or disposition of, and exercise other rights with respect to, such securities. The Operating Agreement has been filed as an exhibit to this Schedule 13D and is hereby incorporated by reference.

                  In addition, although, other than as set forth above, there are no formal contracts, understandings or arrangements among Mr. Andlinger and the persons named in Item 2 to this Schedule 13D with respect to the voting or disposition of the Common Stock and Warrants, by virtue of Mr. Andlinger's position as a control person of ACO and certain of its affiliates, Mr. Andlinger may be deemed to have relationships among such persons, the power to influence such persons with respect to their interests in Andlinger Capital, or with respect to the manner in which the Common Stock and the Warrants may be voted upon or disposed of.

                  References and descriptions to the Registration Rights Agreement, the Stockholders' Agreement, and the Operating Agreement as set forth above in this Item 6 of this Schedule 13D, are qualified in their entirety by reference to the copies of the Registration Rights Agreement, the Stockholders' Agreement and the Operating Agreement, respectively, filed as exhibits to this
Schedule 13D.

                  Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

         Exhibit I --     Securities Purchase Agreement between Galileo
                          Corporation and Andlinger Capital XIII LLC, dated as of December 22, 1998, together with the form of the Warrants, the Registration Rights Agreement, the
                          Stockholders' Agreement, and the Opinion of Counsel to the Issuer.

         Exhibit II --    Registration Rights Agreement, dated as of
                          December  22, 1998 among Galileo Corporation,
                          Andlinger Capital XIII LLC, John F. Blais, Jr.
                          and W. Kip Speyer.

         Exhibit III --   Stockholders' Agreement, dated as of December 22,
                          1998 among Galileo Corporation, Andlinger Capital
                          XIII LLC, John F. Blais, Jr. and W. Kip Speyer.

         Exhibit IV --    Andlinger Capital XIII LLC Operating Agreement,
                          dated as of December 14, 1998.

         Exhibit V --     Joint Filing Agreement, dated as of December 28,
                          1998, among the Reporting Persons

                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

                                      ANDLINGER CAPITAL XIII LLC


Dated:  December 28, 1998             By: /s/ Stephen A. Magida
                                          ---------------------
                                               Name: Stephen A. Magida
                                               Title: Manager


                                      By: /s/ Gerhard R. Andlinger
                                          ------------------------
                                               Name: Gerhard R. Andlinger


                                      By: /s/ Stephen A. Magida
                                          ---------------------
                                               Name:  Stephen A. Magida


                                      By: /s/ Charles E. Ball
                                          -------------------
                                               Name: Charles E. Ball


                                      By: /s/ John P. Kehoe
                                          -----------------
                                               Name: John P. Kehoe